EXHIBIT 4.7

CERTIFICATE OF DOMESTICATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

Pursuant to Sections 103 and 388 of the General

Corporation Law of the State of Delaware

Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company limited by its shares, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “Virgin Galactic Holdings, Inc.” and referred to herein after such time as the “Corporation”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1. The Corporation was originally incorporated on the 5th day of May, 2017 under the laws of the Cayman Islands.

2. The name of the Corporation immediately prior to the filing of this Certificate of Domestication is Social Capital Hedosophia Holdings Corp.

3. The name of the Corporation as set forth in the Certificate of Incorporation is Virgin Galactic Holdings, Inc.

4. The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of Social Capital Hedosophia Holdings Corp. and the conduct of its business or by applicable non-Delaware law, as appropriate.

6. Pursuant to Section 103(d) of the Delaware General Corporation Law, this Certificate of Domestication shall be effective at        [a.m./p.m.] on            , 2019.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Domestication to be executed in its name this        day of            , 2019.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP., a Cayman Islands company

By:
Name:
Title: